MIRICK O’CONNELL

Attorneys at Law

________________________

Mirick, O’Connell, DeMallie & Lougee, LLP

Direct Line (508) 929-1622

Direct Fax (508) 463-1395

marefolo@modl.com

March 5, 2008

VIA EDGAR

Mr. William Choi

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549-0404

Re:	Paid, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2006 Filed April 4, 2007 File No. 0-28720

Dear Mr. Choi:

This Firm serves as counsel to Paid, Inc. By letter dated February 19, 2008, you provided additional comments to Paid, Inc. and requested a response within 10 business days, or asked us to provide a date when Paid, Inc. will expect to respond. We have communicated with Mr. Andrew Blume, and based on that call, we confirm in writing that we expect to respond on or around March 13, 2008. Thank you for your attention to this matter.

Very truly yours,

/s/ Michael A. Refolo

Michael A. Refolo